OSISKO REPORTS STRONG 2021 RESULTS

AND PROVIDES 2022 GUIDANCE AND 5-YEAR OUTLOOK

Record cash margin of $187.2 million

Record operating cash flows from the royalties and streams segment of $153.2 million

Montréal, February 24, 2022 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the fourth quarter and full year 2021, and provides guidance for 2022 as well as an inaugural 5-year growth outlook. Amounts presented are in Canadian dollars, except where otherwise noted.

2021 Financial Highlights

  80,000 GEOs1 earned in 2021, in-line with guidance (2020 - 66,113 GEOs);

  Record revenues from royalties and streams of $199.6 million (2020 - $156.6 million);

  Consolidated cash flows from operating activities of $106.1 million (2020 - $108.0 million);

    Record operating cash flows from the royalties and streams segment2 of $153.2 million (2020 - $114.0 million);
    Operating cash flows from the mining exploration and development segment3 (i.e. Osisko Development Corp. - TSX-V:ODV) of ($47.1) million (2020 - ($6.0) million);

  Cash margin4 of 93% from royalties and streams or 97% excluding the Renard diamond stream (2020 - 94% or 96% excluding the Renard diamond stream);

  Consolidated net loss attributable to Osisko's shareholders of $23.6 million, or $0.14 per share, as a result of impairment and mining operating charges from Osisko Development Corp. ("Osisko Development");

  Consolidated adjusted earnings4 of $59.3 million, or $0.35 per basic share (2020 - $48.4 million, $0.30 per basic share);

  Repurchase of 2.1 million common share for $30.8 million under the normal course issuer bid (average acquisition price of $14.64 per share); and

  Increased the quarterly dividend by 10% for an annualized dividend of $0.22 per share.

Q4 2021 Financial Highlights

  19,830 GEOs earned (Q4 2020 - 18,829 GEOs);

  Record revenues from royalties and streams of $50.7 million (Q4 2020 - $48.8 million);

  Cash margin of 93% from royalty and stream interests or 97% excluding the Renard diamond stream (Q4 2020 - 94% or 97% excluding the Renard diamond stream);

  Consolidated cash flows from operating activities of $12.8 million (Q4 2020 - $32.6 million);

    Operating cash flows from the royalties and streams segment of $35.1 million (Q4 2020 - $34.1 million);
    Operating cash flows from the mining exploration and development segment of ($22.3) million (Q4 2020 - ($1.5) million);

  Consolidated net loss attributable to Osisko's shareholders of $21.2 million, or $0.13 per basic share (Q4 2020 - net earnings of $4.6 million, or $0.03 per basic share), as a result of impairment and mining operating charges from Osisko Development; and

  Consolidated adjusted earnings of $3.3 million, or $0.02 per basic share (Q4 2020 - $15.5 million, or $0.09 per basic share);

    Adjusted earnings from the royalties and streams segment of $23.8 million, or $0.14 per basic share (Q4 2020 - $19.6 million or $0.12 per basic share);
    Adjusted loss from the mining exploration and development segment of $20.5 million, or $0.12 per basic share (Q4 2020 - $4.1 million or $0.02 per basic share).

Sandeep Singh, President and CEO of Osisko commented: "We had a strong end to a record year on many fronts in 2021. Our key assets continued to deliver, expand and ramp up, while many of our development assets took meaningful strides forward towards commencing production.

We expect further catalysts on many of our key assets in 2022, including the Malartic underground, Mantos, Eagle and Renard mines, as our operating partners continue to unlock value on large prospective land packages in good jurisdictions. Those catalysts, amongst others, have led to a 10,000 to 15,000 GEO increase in guidance in 2022 versus our 2021 actual deliveries.

To better outline the significant longer-term organic growth in the Company, we have announced an inaugural 5-year growth outlook of between 130,000 and 140,000 GEOs in 2026. The ability to grow by 10-12% compounded annually, on assets that were acquired in the last market downturn, is expected to lead to greater cash flows and diversification for the Company. Importantly, we benefit from other significant assets which we believe will also contribute to growth in this decade, but which we have not included in the outlook given uncertainties on timing."

Financial Highlights by Operating Segment

(in thousands of dollars, except per share amounts)

As a result of its 75% ownership in Osisko Development, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. The table below provides some financial highlights per operating segment. More information per operating segment can be found in the consolidated financial statements and management's discussion and analysis for the three months ended December 31, 2021.

	For the three months ended December 31,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (vii)
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$

Cash (iii)	82,291	105,097	33,407	197,427	115,698	302,524

Revenues	50,673	64,560	2,827	-	50,673	64,560
Cash margin (iv)	47,027	46,324	-	-	47,027	46,324
Gross profit	34,763	32,776	-	-	34,763	32,776
Operating expenses (G&A, bus. dev and exploration)	(5,839)	(8,600)	(5,801)	(4,873)	(11,640)	(13,473)
Mining operating expenses	-	-	(12,919)	-	(12,919)	-
Net earnings (loss)	21,879	11,756	(57,102)	(7,771)	(35,223)	3,985
Net earnings (loss) attributable to Osisko's shareholders	21,879	11,756	(43,063)	(7,124)	(21,184)	4,632
Net earnings (loss) attributable to Osisko's shareholders per share (v)	0.13	0.07	(0.26)	(0.04)	(0.13)	0.03
Adjusted net earnings (loss) (vi)	23,808	19,577	(20,519)	(4,093)	3,289	15,484
Adjusted net earnings (loss) per basic share (vi)	0.14	0.12	(0.12)	(0.02)	0.02	0.09

Cash flows from operating activities (vii)
Before working capital items	40,276	36,211	(14,639)	(8,154)	25,637	28,057
Working capital items	(5,157)	(2,113)	(7,709)	6,689	(12,866)	4,576
After working capital items	35,119	34,098	(22,348)	(1,465)	12,771	32,633
Cash flows from investing activities (vii)	(23,772)	(42,430)	(18,655)	(24,181)	(42,427)	(66,611)
Cash flows from financing activities	(7,998)	(39,007)	2,431	219,662	(5,567)	180,655

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the exploration, evaluation and development of mining projects segment.

(iii) As at December 31, 2021 and 2020.

(iv) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Notes included in this press release for a reconciliation of the cash margin.

(v) Attributable to Osisko Gold Royalties Ltd's shareholders.

(vi) Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the Notes included in this press release for a reconciliation of the cash margin.

(vii) Consolidated results are net of the intersegment transactions and adjustments related to the accounting policies.

Other Highlights

• Announcement by Agnico Eagle Mines Limited and Yamana Gold Inc. of a positive construction decision for the Odyssey underground mine project. The preliminary economic study outlines a total of 7.29 million gold ounces to be mined, commencing in 2023 and extending the mine life to at least 2039 based on approximately half of the current resources;

• Mantos Copper S.A. ("Mantos") announced a merger with Capstone, increasing visibility on Mantos Blancos. Construction has been completed and ramp up is underway for the Concentrator Debottlenecking Project, transitioning the asset to a 20,000 tonne per day sulphide operation. Studies are underway for a further expansion to 27,000 tonnes per day;

• Gold production ramped up at Victoria Gold Corp.'s ("Victoria") Eagle mine during the course of 2021 with 105,324 ounces produced in the second half of 2021. Victoria heightened the pace of exploration, targeting several areas to expand the resource base on the Dublin Gulch property. Importantly, Victoria announced the initiation of "Project 250" aimed at increasing the average annual gold production to 250,000 ounces of gold during 2023;

• Took several positive steps towards ongoing commitments to ESG, including the publication of the inaugural ESG report, an investment and partnership with Carbon Streaming Corporation and commitment to the United Nations Global Compact;

• Amendment of the revolving credit facility (the "Facility") and increase of the amount available by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million);

• In January 2022, Osisko Development entered into definitive agreements to acquire 100% of Tintic Consolidated Metals LLC ("Tintic"). Osisko Bermuda Limited ("Osisko Bermuda") entered into a non-binding metals stream term sheet, with a wholly-owned subsidiary of Osisko Development, for between US$20 million and US$40 million. In the event that the full amount of US$40 million is drawn, Osisko Development will deliver to Osisko Bermuda 5% of all metals produced from the Tintic property until 53,400 ounces of refined gold have been delivered and 4.0% thereafter;

• In February 2022, Osisko Development announced a bought-deal private placement of $90.0 million and a non-brokered private placement of US$110.3 million. After closing of the Tintic acquisition and the financings announced by Osisko Development, the ownership of the Company in Osisko Development is expected to decrease to approximately 45%; and

• Declared a quarterly dividend of $0.055 per common share payable on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022.

2022 Guidance

Osisko's 2022 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs(i) earned and cash margin by interest are estimated as follows for 2022:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	60,300	63,600	99.6%
Stream interests	29,700	31,400	79.6%
	90,000	95,000	92.5%

(i) GEOs from royalty and stream interests held on assets owned and operated by Osisko Development are included in the outlook. These GEOs are not recognized on a consolidated basis since they are cancelled on the consolidation.

For the 2022 guidance, deliveries of silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$23.50 per ounce of silver and an exchange rate (US$/C$) of 1.26. GEOs from the Renard diamond stream were converted to GEOs using a price of US$110 per carat for the period commencing on May 1, 2022 because, prior to such date, Osisko has committed to reinvest the net proceeds from the stream through a bridge loan facility provided to the operator.

5-Year Outlook

Osisko expects its portfolio to generate between 130,000 and 140,000 GEOs in 2026. The outlook assumes the commencement of production at the San Antonio, Cariboo, Windfall and Back Forty projects amongst others. It also assumes that Mantos will have reached its nameplate capacity following the recent expansion of its activities, as well as increased production from certain other operators that have announced planned expansions.

Beyond this substantial growth profile, Osisko owns several other growth assets, including Hermosa, Pine Point, Spring Valley, Horne 5, Casino, Copperwood/White Pine, Amulsar and others, which have not been factored in the current 5-year outlook, as their timelines are either later, or less clear. As the operators provide further clarity on these assets, we will seek to include them in our long-term outlook.

This 5-year outlook is based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 75:1.

Q4 2021 and Full Year 2021 Results Conference Call Details

Conference Call:	Friday, February 25th, 2022 at 10:00 am EST
Dial-in Numbers:	North American Toll-Free: 1 (888) 440-2180 Local and International: 1 (438) 803-0536 Access code: 1981388
Replay (available until March 11, 2022 at 11:59 pm EST):	North American Toll-Free: 1 (800) 770-2030 Local and International: 1 (647) 362-9199 Access code: 1981388
Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations

Tel. (514) 940-0670 x105

htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020

Gold(i)	$1,796	$1,874	$1,799	$1,770
Silver(ii)	$23.33	$24.39	$25.14	$20.54

Exchange rate (US$/Can$)(iii)	1.2603	1.3030	1.2535	1.3413

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(3) The mining exploration and development segment refers to the mining exploration, evaluation and development segment, which corresponds to the activities of Osisko Development Corp. and its subsidiaries.

(4) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin (in dollars and in percentage), (ii) adjusted earnings  (loss) and (iii) adjusted earnings (loss) per share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues.

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Royalty and stream interests
Revenues	50,673	64,560	224,877	213,630
Less: Revenues from offtake interests	-	(15,796)	(25,265)	(57,056)
Revenues from royalty and stream interests	50,673	48,764	199,612	156,574

Cost of sales	(3,646)	(18,236)	(37,646)	(63,700)
Less: Cost of sales of offtake interests	-	15,086	24,343	54,200
Cost of sales of royalty and stream interests	(3,646)	(3,150)	(13,303)	(9,500)

Revenues from royalty and stream interests	50,673	48,764	199,612	156,574
Less: Cost of sales of royalty and stream interests	(3,646)	(3,150)	(13,303)	(9,500)
Cash margin (in dollars)	47,027	45,614	186,309	147,074

Cash margin (in percentage of revenues)	93%	94%	93%	94%

Royalty and stream interests (excluding the Renard diamond stream)
Revenues from royalty and stream interests	50,673	48,764	199,612	156,574
Less: Revenues from the Renard diamond stream	(6,884)	(4,284)	(20,775)	(8,692)
Revenues from royalty and stream interests, excluding the Renard diamond stream	43,789	44,480	178,837	147,882

Cost of sales from royalty and stream interests	(3,646)	(3,150)	(13,303)	(9,500)
Less: Cost of sales from the Renard diamond stream	2,286	1,845	7,929	3,751
Cost of sales of royalty and stream interests, excluding the Renard diamond stream	(1,360)	(1,305)	(5,374)	(5,749)

Revenues from royalty and stream interests, excluding the Renard diamond stream	43,789	44,480	178,837	147,882
Less: Cost of sales of royalty and stream interests, excluding the Renard diamond stream	(1,360)	(1,305)	(5,374)	(5,749)
Cash margin (in dollars)	42,429	43,175	173,463	142,133

Cash margin (in percentage of revenues)	97%	97%	97%	96%

Offtake interests
Revenues from offtake interests	-	15,796	25,265	57,056
Less: Cost of sales of offtake interests	-	(15,086)	(24,343)	(54,200)
Cash margin (in dollars)	-	710	922	2,856

Cash margin (in percentage of revenues)	-	4%	4%	5%

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of exploration and evaluation assets, unrealized gain (loss) on investments, share of loss of associates, deferred premium income on flow-through shares, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses).

Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	For the three months ended December 31,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	21,884	(57,107)	(35,223)	12,384	(8,399)	3,985

Adjustments:
Impairment of assets	-	48,451	48,451	2,694	-	2,694
Foreign exchange loss (gain)	4	(53)	(49)	272	242	514
Unrealized (gain) loss on investments	(6,143)	(527)	(6,670)	(1,414)	359	(1,055)
Share of loss of associates	883	402	1,285	3,342	381	3,723
Deferred premium income on flow-through shares	-	(1,102)	(1,102)	-	-	-
Deferred income tax expense (recovery)	7,180	(6,277)	903	1,593	577	2,170
Other non-cash gain	-	(4,306)	(4,306)	-	-	-
Transaction costs (RTO transaction)	-	-	-	706	2,747	3,453

Adjusted earnings (loss)	23,808	(20,519)	3,289	19,577	(4,093)	15,484

Weighted average number of common shares outstanding (000's)	166,807	166,807	166,807	166,093	166,093	166,093

Adjusted earnings (loss) per basic share	0.14	(0.12)	0.02	0.12	(0.02)	0.09

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the mining exploration, evaluation and development segment.

	For the years ended December 31,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	77,282	(133,957)	(56,675)	24,931	(8,702)	16,229

Adjustments:
Impairment assets	4,400	122,250	126,650	34,298	-	34,298
Foreign exchange loss (gain)	186	489	675	(894)	242	(652)
Unrealized (gain) loss on investments	(14,403)	(1,368)	(15,771)	(12,455)	(4,140)	(16,595)
Share of loss of associates	2,246	1,704	3,950	5,678	1,979	7,657
Deferred premium income on flow-through shares	-	(6,971)	(6,971)	-	-	-
Deferred income tax expense (recovery)	24,695	(12,971)	11,724	2,750	1,010	3,760
Other non-cash gain	-	(4,306)	(4,306)	-	-	-
Transaction costs (RTO transaction)	-	-	-	982	2,747	3,729

Adjusted earnings (loss)	94,406	(35,130)	59,276	55,290	(6,864)	48,426

Weighted average number of common shares outstanding (000's)	167,628	167,628	167,628	162,303	162,303	162,303

Adjusted earnings (loss) per basic share	0.56	(0.21)	0.35	0.34	(0.04)	0.30

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the mining exploration, evaluation and development segment.

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko's right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company's ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets
(tabular amounts expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2021	2020
	$	$

Assets

Current assets

Cash	115,698	302,524
Short-term investments	-	3,501
Amounts receivable	14,691	12,894
Inventories	18,596	10,025
Other assets	3,941	6,244
	152,926	335,188

Non-current assets

Investments in associates	125,354	119,219
Other investments	169,010	157,514
Royalty, stream and other interests	1,154,801	1,116,128
Mining interests and plant and equipment	635,655	489,512
Exploration and evaluation	3,635	42,519
Goodwill	111,204	111,204
Other assets	18,037	25,820
	2,370,622	2,397,104

Liabilities

Current liabilities

Accounts payable and accrued liabilities	30,049	46,889
Dividends payable	9,157	8,358
Provisions and other liabilities	12,179	4,431
Current portion of long-term debt	294,891	49,867
	346,276	109,545

Non-current liabilities

Provisions and other liabilities	60,334	41,536
Long-term debt	115,544	350,562
Deferred income taxes	68,407	54,429
	590,561	556,072

Equity

Share capital	1,783,689	1,776,629
Warrants	18,072	18,072
Contributed surplus	42,525	41,570
Equity component of convertible debentures	14,510	17,601
Accumulated other comprehensive income	58,851	48,951
Deficit	(283,042)	(174,458)
Equity attributable to Osisko Gold Royalties Ltd's shareholders	1,634,605	1,728,365
Non-controlling interests	145,456	112,667
Total equity	1,780,061	1,841,032
	2,370,622	2,397,104

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three months and the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Revenues	50,673	64,560	224,877	213,630

Cost of sales	(3,646)	(18,236)	(37,646)	(63,700)
Depletion of royalty, stream and other interests	(12,264)	(13,548)	(48,361)	(45,605)
Gross profit	34,763	32,776	138,870	104,325

Other operating expenses
General and administrative	(10,829)	(7,842)	(41,265)	(25,901)
Business development	(1,130)	(5,608)	(4,168)	(10,290)
Exploration and evaluation	319	(23)	(1,197)	(131)
Mining operating expenses	(12,919)	-	(12,919)	-
Impairments - royalty, stream and other interests	-	-	(2,288)	(26,300)
Impairments - mining exploration, evaluation and development	(48,451)	-	(122,250)	-
Operating (loss) income	(38,247)	19,303	(45,217)	41,703
Interest income	1,139	1,059	5,065	4,582
Finance costs	(6,290)	(6,193)	(24,586)	(26,131)
Foreign exchange gain (loss)	183	(276)	(554)	1,023
Share of loss of associates	(1,285)	(3,723)	(3,950)	(7,657)
Other gains, net	10,507	2,160	25,522	13,622
(Loss) earnings before income taxes	(33,993)	12,330	(43,720)	27,142
Income tax expense	(1,230)	(8,345)	(12,955)	(10,913)
Net (loss) earnings	(35,223)	3,985	(56,675)	16,229

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders	(21,184)	(4,632)	(23,554)	16,876
Non-controlling interests	(14,039)	(647)	(33,121)	(647)

Net (loss) earnings per share
Basic and diluted	(0.13)	0.03	(0.14)	0.10

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months and the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended December 31,		Year ended December 31,

	2021	2020	2021	2020
	$	$	$	$

Operating activities
Net (loss) earnings	(35,223)	3,985	(56,675)	16,229
Adjustments for:
Share-based compensation	4,045	2,429	13,280	9,361
Depletion and amortization	14,961	13,838	51,934	46,904
Impairment of assets	48,451	2,694	126,650	34,298
Finance costs	2,108	1,771	7,721	8,409
Share of loss of associates	1,285	3,723	3,950	7,657
Net gain on acquisition of investments	-	-	(7,638)	(3,827)
Change in fair value of financial assets at fair value through profit and loss	(6,214)	(1,055)	(6,286)	(2,387)
Net gain on dilution of investments	(456)	-	(1,847)	(10,381)
Net gain on disposal of investments	-	(4,131)	-	(5,357)
Foreign exchange (gain) loss	(49)	514	675	(652)
Flow-through shares premium income	(1,102)	-	(6,971)	-
Deferred income tax expense	903	2,170	11,724	3,760
Others	(3,072)	2,119	(5,423)	2,230
Net cash flows provided by operating activities before changes in non-cash working capital items	25,637	28,057	131,094	106,244
Changes in non-cash working capital items	(12,866)	4,576	(24,999)	1,734
Net cash flows provided by operating activities	12,771	32,633	106,095	107,978

Investing activities
Net repayment of short-term investments	-	2,000	3,501	412
Acquisition of the San Antonio gold project	-	(3,500)	-	(52,208)
Acquisition of investments	(4,548)	(6,850)	(46,713)	(49,194)
Proceeds from disposal of investments	22,827	264	50,936	10,864
Acquisition of royalty and stream interests	(22,223)	(29,183)	(90,936)	(66,062)
Mining assets and plant and equipment	(40,781)	(29,341)	(185,297)	(71,828)
Exploration and evaluation expenses, net	2,295	(1)	(3,175)	(202)
Restricted cash	(504)	-	(504)	4,762
Other	507	-	150	357
Net cash flows used in investing activities	(42,427)	(66,611)	(272,038)	(223,099)

Financing activities
Private placement of common shares	-	-	-	85,000
Investments from minority shareholders	-	214,323	39,760	214,323
Share issue expenses from investments from minority shareholders	-	(5,965)	(3,044)	(5,965)
Exercise of share options and shares issued under the share purchase plan	1,353	453	14,547	7,835
Increase in long-term debt	4,015	-	54,015	71,660
Repayment of long-term debt	(251)	(19,205)	(50,251)	(19,205)
Normal course issuer bid purchase of common shares	(290)	-	(30,791)	(3,933)
Dividends paid	(8,719)	(7,851)	(32,464)	(28,914)
Capital payments on lease liabilities	(2,004)	(201)	(6,582)	(1,155)
Withholding taxes on settlement of restricted and deferred share units	(133)	-	(3,715)	(2,555)
Other	462	(899)	(1,076)	(230)
Net cash flows (used in) provided by financing activities	(5,567)	180,655	(19,601)	316,861

(Decrease) increase in cash before effects of exchange rate changes on cash	(35,223)	146,677	(185,544)	201,740
Effects of exchange rate changes on cash	(1,024)	(4,858)	(1,282)	(7,439)
(Decrease) increase in cash	(36,247)	141,819	(186,826)	194,301
Cash - beginning of period	151,945	160,705	302,524	108,223
Cash - end of period	115,698	302,524	115,698	302,524